Exhibit 99.1

Galmed Pharmaceuticals Becomes EoCene, Unveiling New Ticker Symbol “EOCN” to Reflect its New Dawn Platform for GI Innovation

●	Standby Equity Purchase Agreement (SEPA) with YA II PN, LTD. (Yorkville) will be terminated effective immediately
●	The Company has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) and will continue to be listed and traded on the Nasdaq Capital Market under the new ticker symbol

RAMAT-GAN, Israel, September 9, 2026 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on liver, cardiometabolic and oncology diseases, today announced a corporate rebranding to Eocene Ltd. (“EoCene”), a change in the trading symbol of the Company on the Nasdaq Capital Market to “EOCN” and a new website www.EOCN.com. The name change and trading symbol change are expected to become effective on the Nasdaq Capital Market on September 10, 2026.

Derived from the ancient Greek, “Eo-Cene” means “dawn” and “new”. The new name and brand are designed to reflect the Galmed’s ongoing evolution into an innovative, commercial stage biopharmaceutical and medical device company focused on developing and commercializing breakthrough therapies and technologies that address significant unmet medical needs in gastrointestinal (GI) diseases and GI cancers.

The Eocene name is intended to reflect the Company’s vision of building a diversified platform focused on advancing innovation across gastrointestinal disease management, surgical technologies and related therapeutic opportunities. The Company believes the rebranding better aligns its corporate identity with its current strategic direction following the acquisition of Colospan Ltd. (“Colospan”) and the expansion of its focus beyond its historical biopharmaceutical programs.

At the core of this rebranding is the integration and continued development of Colospan, the Company’s wholly owned subsidiary and a commercial-stage medical device company that has developed a clinically differentiated solution designed to address anastomotic leak complications and the diverting stomas used to manage them following colorectal surgery.

Following the acquisition of Colospan, the Company intends to accelerate its strategy to create a diversified, GI-focused medtech and biopharmaceutical platform, combining its GI clinical expertise with Colospan’s proprietary device technology and active U.S. pivotal clinical program.

Through the acquisition of Colospan, the Company has expanded its strategic focus to include a medical device platform alongside its biopharmaceutical activities. The Company believes this combination expands its opportunities across the gastrointestinal market, supported by expertise spanning clinical development, medical devices and potential future commercialization opportunities.

Galmed is also announcing that it has terminated its SEPA with Yorkville, effective September 8, 2026. The SEPA provided the Company with an equity line of up to $20 million, and as of the date of termination, Galmed raised approximately $7.3 million from the SEPA through the issuance of 437,947 ordinary shares.

Allen Baharaff, President and CEO of Eocene, commented:

“The introduction of the Eocene name marks an important new chapter for our company. As we continue to advance our business, we are bringing together scientific, clinical and technological capabilities that we believe position us to address meaningful opportunities across gastrointestinal health and related fields. We believe the Eocene identity better captures who we are today and the future we are working to build as we seek to develop innovative solutions that can improve patient outcomes.”

Mr. Baharaff continues: “Galmed was historically a pre-revenue biotech, but we believe that our June acquisition of Colospan changes that narrative. As of June 30, 2026, Galmed had $11.4M of cash and cash equivalents, short term deposits and marketable debt securities, which we believe provides a solid foundation as we execute our strategic transition from a clinical-stage biotech into a GI-focused biotech/medical-device platform with an asset that provides a potential path toward commercial revenue. Because CG-100 is already commercial-ready in Europe and Israel, we believe Colospan may have the potential to generate revenue on a shorter timeline than a traditional drug-development program, and further believe that our current capital resources may enable us to execute on this strategy.”

EoCene is building a diversified portfolio of innovative gastrointestinal assets spanning therapeutics, medical devices and enabling technologies. Our strategy combines internal innovation with strategic acquisitions, licensing and partnerships to create long-term value for patients, physicians and shareholders.

The Company notes that the name and ticker symbol changes do not affect shareholders’ ownership interests in the Company. As previously announced, following the notice from the Nasdaq Listing Qualifications Staff on September 3, 2026 that the Company had regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), the Company’s ordinary shares will continue to be listed and traded on the Nasdaq Capital Market without interruption under the new ticker symbol, and existing shareholders are not required to take any action in connection with the name or ticker symbol change.

About EoCene (formerly Galmed Pharmaceuticals)

EoCene Ltd. (NASDAQ: EOCN) is a GI-focused medtech and biopharmaceutical company headquartered in Ramat Gan, Israel, dedicated to advancing innovative solutions across gastrointestinal disease management, GI oncology and related therapeutic areas. The Company is building a diversified platform that combines medical devices, therapeutics and enabling technologies to address significant unmet clinical needs and improve patient outcomes. EoCene’s wholly owned subsidiary, Colospan Ltd., is a commercial-stage medical device company developing solutions designed to transform postoperative colorectal care. Its flagship product, CG-100, is an intraluminal bypass device intended to protect colorectal anastomoses and reduce the need for diverting stomas, offering a less invasive alternative to current surgical practice. CG-100 has received FDA Breakthrough Device Designation, is CE marked under the European Union Medical Device Regulation and is approved for investigational use in the United States under an FDA-approved IDE. The device is not approved for commercial use in the United States. EoCene’s therapeutic portfolio includes Aramchol, a first-in-class synthetic fatty acid-bile acid conjugate molecule being evaluated in liver disease and oncology indications, including gastrointestinal cancers.

For more information, visit www.EOCN.com and www.colospan.com.

Forward-Looking Statements

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to: the expected effectiveness, timing and benefits of the Company’s corporate name change, rebranding and Nasdaq ticker symbol change; the Company’s strategic transition into a gastrointestinal-focused biopharmaceutical and medical device company; the integration, development and scaling of Colospan and its technologies; the Company’s plans to build and expand a diversified gastrointestinal-focused medtech and biopharmaceutical platform; the advancement of Colospan’s proprietary technology and U.S. pivotal clinical program; the commercial readiness, market potential and commercialization opportunities associated with CG-100 and other Company technologies; the timing, extent and potential generation of future revenues; the expected benefits arising from the acquisition of Colospan; the Company’s ability to execute its strategy and growth initiatives, including using its existing capital resources; the anticipated benefits of the termination of the Company’s standby equity purchase agreement with Yorkville; and the Company’s future business, operations, financial condition, prospects and objectives. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, our inability to recognize the anticipated benefits of the acquisition of Colospan; expectations with respect to future performance and growth of Colospan; the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of CG-100, Aramchol or any other medical device or product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to CG-100, Aramchol or any other medical device or product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of CG-100, Aramchol and any future medical devices or product candidates; our ability to comply with all applicable post-market regulatory requirements for CG-100, Aramchol, or any other medical device or product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for CG-100, Aramchol, or any medical device or other product candidate; third-party payor reimbursement for CG-100, Aramchol, or any other medical device or product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of CG-100 Aramchol or any other medical device or product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of CG-100, Aramchol or any other medical device or product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our CG-100 or product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and the security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 31, 2026 in greater detail under the heading “Risk Factors” and the additional risk factors relating to the business of Colospan Ltd. in the section entitled “Risk Factors” in our Report on Form 6-K filed with the SEC on June 8, 2026. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Investor and Media contact: Guy Nehemya, +972-3-693-8448, investor.relations@eocn.com